UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

APRIL 15, 2004
Date of report (Date of earliest event reported)

SIEBEL SYSTEMS, INC.
(Exact name of Registrant as Specified in Charter)

Delaware	**0-20725**	**94-3187233**
_____	_____	_____
(State or Other Jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2207 Bridgepointe Parkway
San Mateo, CA 94404
_____

(Address of Principal Executive Offices, including Zip Code)

(650) 477-5000
_____

(Registrant's telephone number, including area code)

_____

Item 12. Results of Operations and Financial Condition.

On April 15, 2004, Siebel Systems, Inc. issued a press release announcing its financial results for the first quarter ended March 31, 2004. A copy of the press release, dated as of April 15, 2004, is furnished as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

The information in this report, including the exhibit hereto, shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended. The information contained herein and in the accompanying exhibit shall not be incorporated by reference into any registration statement or other document filed with the Securities and Exchange Commission by Siebel Systems, Inc., whether made before or after the date hereof, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific reference in such filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

SIEBEL SYSTEMS, INC.
(Registrant)

Dated: April 15, 2004   By: <u>/s/ Kenneth A. Goldman</u>
                                               Kenneth A. Goldman
                                               Senior Vice President,
                                                 Finance and Administration
                                                 and Chief Financial Officer

INDEX TO EXHIBITS

99.1   Press Release, dated as of April 15, 2004, announcing financial results for the first quarter ended March 31, 2004.

Exhibit 99.1

NEWS RELEASE

Siebel Systems Confirms License Revenue Up 13%--Net Income Up 580%--for the First Quarter Ended March 31, 2004

SAN MATEO, Calif.—April 15, 2004—Siebel Systems, Inc. (NASDAQ: SEBL), a leading provider of business applications software, today announced financial results for the quarter ended March 31, 2004, consistent with preliminary financial results presented on April 2, 2004.

License revenues for the first quarter of 2004 were $126.8 million, up 13% over the first quarter of 2003 and above the range of original management guidance. Professional services, maintenance, and other revenues for the first quarter of 2004 were $202.5 million, within the range of original management guidance, and were comprised of maintenance revenues of $114.9 million and professional services and other revenues of $87.6 million. Total revenues for the first quarter of 2004 were $329.3 million, near the high end of original management guidance.

Net income for the first quarter of 2004 was $31.7 million, versus $4.6 million in the first quarter of 2003, an increase of 580%. Earnings per share for the first quarter of 2004 were $0.06 per share, above original management guidance and up 500% versus $0.01 per share in the first quarter of 2003. Compared to the first quarter of 2003, total cost of revenues and operating expenses for the first quarter of 2004 were reduced by $44.5 million, contributing to an operating profit of $37.7 million or 11.4% of total revenues.

Original management guidance provided on January 21, 2004, had been for total revenues for the first quarter of 2004 to be in the range of $315 million to $335 million, license revenues to be in the range of $110 million to $125 million, and earnings per share to be $0.04–$0.05 per share. Preliminary financial results provided on April 2, 2004, had been for total revenues for the first quarter of 2004 to be approximately $329 million, license revenues to be approximately $127 million, and earnings per share to be approximately $0.05-$0.06 per share.

The company generated $110 million in cash during the quarter, resulting in cash, cash equivalents, and short-term investments of $2.13 billion as of March 31, 2004. Days sales outstanding in accounts receivable were 63 days in the first quarter of 2004, comparable to 64 days in the fourth quarter of 2003, and 63 days in the first quarter of 2003.

Siebel Systems Receives Industry Recognition

Siebel Systems was recognized as one of the world's leading software companies in the first quarter of 2004:

- **Gartner Positions Siebel Systems in the Leader Quadrant in five CRM Magic Quadrant Reports.** Siebel Systems has been positioned in the "Leader" quadrant in the 2004 CRM B2B Large-Enterprise Suites, Business-to-Consumer CRM Suites, Customer Service and Support Suites, Field Service Management, and CRM Sales Suites Magic Quadrant reports.[1] Corporations look to Gartner Magic Quadrants for an objective and rigorous evaluation of technology suppliers' global capabilities, breadth and depth of functionality, proven scalability, technology innovation, company viability and visions, and successful installed customer base. In the Magic Quadrant Reports, Gartner defines companies that are positioned in the "Leader" quadrant as vendors who are performing well today, have a clear vision of market direction, and are actively building competencies to sustain their leadership position in the market.

- **Siebel Systems achieved strong positive or positive ratings from Gartner in six CRM MarketScope reports.** Siebel Systems received "strong positive" or "positive" ratings in the following 1H 2004 MarketScope reports: Direct Sales Technologies, Consumer Goods Sales Force Automation, Partner Relationship Management, Sales Configuration Systems, eService Suites, and Customer Service and Support Contact Center.[2] Gartner introduced the MarketScope framework to evaluate technologies that are either in the early or late stages of the technology life cycle. While the Magic Quadrants continue to evaluate established markets, MarketScope ratings are based on an evaluation of vendors across four to five broad categories such as financial viability, current and future product vision, delivery channels, and application agility.

Quarterly Highlights

The following highlights were announced or occurred since Siebel Systems' last earnings statement:

Siebel Systems Secures New Customers: The company concluded new software licensing agreements with more than 109 customers in the first quarter, including Bayer AG; Bristol-Myers Squibb Sdn Bhd; Burlington Northern Santa Fe Corp.; Computer Sciences Corporation; Famula On-Line SpA; First American Home Buyers Protection Corporation; Ford Motor Company Limited; IBM Business Consulting Services Korea; Key Energy Services, Inc.; Kraft Foods, Inc.; Mazda Motor Europe GmbH; Mutuelle Assurance Instituteur France; Norwich Union Healthcare Limited; Prosegur Compania de Seguridad, S.A.; Schering Deutschland GmbH; Sprint United Management Company; US Census Bureau; and Warner Brothers Entertainment, Inc.

Siebel Systems Secures Repeat Orders: In the first quarter, the company concluded additional software licensing agreements with more than 197 existing customers, including 3M United Kingdom PLC; American Management Systems, Inc.; American Power Conversion Corporation; BISYS, Inc.; BT; C3i Inc., Cable & Wireless plc; Cadence Design Systems, Inc.; Commonwealth of Kentucky; Daiichi Pharmaceutical Corporation; Eli Lilly & Company; First American Real Estate Solutions LLC; Hewlett-Packard Colombia Ltda.; Hoffmann-LaRoche Inc.; Honeywell Aerospace; IT Telecom S.p.A.; The McGraw Hill Companies, Inc.; Putnam Investments, Inc.; Quorum Review, Inc.; Reed Elsevier, Inc.; Roche Laboratories Inc.; Sabre, Inc.; Societe Generale; Sun Microsystems Limited; and United Healthcare Services.

Customer Engagements

Siebel Systems concluded new engagements with companies across a variety of industries including the following:

America Online, Inc., the world's leading interactive service company, has worked with Siebel Systems to provide a CRM desktop platform for use in AOL's customer service operations. AOL selected Siebel Systems based on proven leadership in the CRM market, high scalability benchmarks, customer references that closely matched the high volumes of AOL call centers, and deep integration capabilities with multiple front- and back-office systems as well as the CTI and IVR systems.

The Australian Tax Office (ATO) has selected Siebel Public Sector Applications for customer relationship and case management functionality that will enhance the client experience and make it easier for clients to comply with tax laws. The contract is part of the ATO's three-year "Easier, Cheaper, More Personalized Program" and will offer ATO staff a single view of the client with access to interaction history, past correspondence, and client information from other ATO systems.

The Boeing Company, the largest aerospace company in the world, signed new agreements in the first quarter to expand deployment of Siebel Business Applications Software in the Commercial Aviation Services business unit (CAS). The products, services, and integrated solutions offered by Boeing CAS help airlines improve fleet utilization, reduce costs, leverage leading-edge information management, and ensure passenger well-being. CAS deployed Siebel Call Center in 2004 to manage its customer communications. Next, CAS will build upon its CRM foundation by using Siebel Service Analytics, Siebel *e*Service and Siebel *e*Events to provide multichannel service options and further enhance service communications with customers. The additional capabilities will provide a single view of customer service information across CAS and up the management chain as well as increased internal visibility of key factors affecting customer satisfaction.

Fifth Third Bank, one of the top 15 largest bank holding companies in the country, will deploy Siebel Systems business applications software to 3,100 users in the Commercial Bank, Investment Advisors, and Fifth Third Processing Solutions business units. Fifth Third Bank will use Siebel Finance, Siebel Analytics, and Siebel Universal Customer Master to achieve one view of the customer across all business units and channels; grow market share by increasing up-sell and cross-sell rates; increase retention by improving customer satisfaction and loyalty; gain greater insight into business through sophisticated analytics; and reduce costs by deploying best practice CRM sales and service business processes. This strategic solution will enable Fifth Third to continue to improve sales and service efficiency, customer data quality, process control, and management insight, allowing for accelerated growth across all businesses.

Lockheed Martin, a leading systems integrator and information technology company, has selected Siebel Systems business applications software as one of the core components of the F-35 Joint Strike Fighter's Autonomic Logistics Information System (ALIS). ALIS serves as the information infrastructure for the F-35, transmitting information on a globally distributed network to maintenance technicians worldwide. The F-35 is a stealthy, supersonic aircraft designed to replace a wide range of aging fighter and strike aircraft for the U.S. Air Force, Navy, and Marine Corps; the UK Royal Air Force and Royal Navy; and allied defense forces worldwide. Using Siebel business applications, the Joint Strike Fighter (JSF) Team will support the warfighter through a complete service solution to generate and respond to service requests, regardless of location or method of access. Requests from the field via any channel such as email, Web, or phone will be intelligently routed to ensure the right maintenance or engineering resource is allocated for optimal performance of the warfighter.

Oakwood Worldwide, the largest global provider of corporate housing, providing furnished apartments, manages its $2 billion real estate portfolio with a rich standard of quality, reliability and personal service. The firm's clientele include more than 85% of the Fortune 500, as well as government and private industry clients. Oakwood's real estate portfolio includes locations throughout the U.S., the U.K. and Asia, encompassing more than 30,000 furnished and unfurnished apartments. To increase productivity of its sales force and enhance customer satisfaction, Oakwood selected Siebel Sales to automate sales processes and to gain a single, comprehensive view of national and corporate accounts and contacts. With Siebel Sales, Oakwood will improve lead management and sales execution, easily forecast sales and conduct pipeline analysis, as well as effectively manage accounts and contacts to deliver the highest quality service to customers worldwide.

Schering Deutschland GmbH, the German subsidiary of Schering AG, a pharmaceutical company, standardized on Siebel Systems to support integrated business processes in marketing, sales, and service to optimize the sales and customer support processes by providing one view of the customer, whether patient or caregiver or a physician, across the organization. This roll out is an extension of Schering AG's successful deployments in the U.K., U.S., and Canada. Schering Deutschland GmbH selected Siebel Sales, Siebel Handheld, Siebel Call Center, and Siebel Service Portal based on the solutions' deep pharmaceutical processes across sales, marketing, and service, and Siebel's referenceable customers in production.

Sprint Corporation, a global integrated communications provider serving more than 26 million customers in over 100 countries, has selected Siebel Communications for Sales, Call Center, and Analytics applications for enterprise-wide customer relationship management processes across its Business and Consumer business units. Sprint has significantly expanded its existing Siebel deployment across 18,000 users to improve customer service and satisfaction and increase sales efficiency and productivity.

Siebel Product, Technology, and Industry Leadership

Siebel CRM OnDemand Builds Significant Momentum with New Features and Service Offerings

Siebel Systems secured hundreds of new Siebel CRM OnDemand customers, including Advanced Material Solutions; Baxter Healthcare Corporation; Boise Cascade Corporation; Crossroads Customer Solutions; eTelecare International, Galileo International; Haworth Inc.; Johnson Electric Holdings Ltd.; Jones Lang LaSalle Inc.; NEON Enterprise Software Inc.; Reddshell Corporation; Robert Half International, Inc.; Toolwire Inc.; and VocalData Inc. Siebel Systems announced Siebel Contact Center OnDemand, a hosted telephony infrastructure solution integrated with Siebel CRM OnDemand, providing the only hosted CRM service with hosted contact center functionality. To rapidly penetrate the market, Siebel Systems and IBM offered the first 90 days of service free for customers purchasing Siebel CRM OnDemand, and also targeted IBM's base of global business partners. In addition, Siebel Systems and its business partner BT announced their first joint European customer, Galileo, the global travel distribution services company. Galileo has selected Contact Central OnDemand, BT's hosted CRM service, which is based on Siebel CRM OnDemand.

Siebel Systems and Microsoft Corp. Expand Support for Universal Application Network

Siebel Systems and Microsoft Corp. announced the availability of Siebel Business Integration Applications for Microsoft BizTalk Server 2004. With this offering, joint customers in the communications, media, and energy industries can take advantage of prebuilt, integration applications to enable "best practice" business processes in key functional areas, including Customer, Billing, Order, and Product Management. The joint offering is built on Web services standards and the Microsoft .NET framework, and reduces the costs and complexities of integration associated with traditional custom build approaches.

Siebel Systems Launched Siebel CRM Professional Edition

Tailored for rapidly growing middle market technology demands, Siebel CRM Professional Edition demonstrates Siebel Systems continued commitment to delivering CRM for Everyone: CRM for any sized company, located across any industry, and in the manner preferred by the user. Siebel CRM Professional Edition features multichannel sales, service, and marketing applications developed for small and medium-sized companies, allowing them to compete most effectively in today's marketplace.

Siebel Systems and Eontec Offer Customer-Centric, Multichannel Retail Banking Solution

Siebel Systems announced a global partnership with Eontec to create a joint solution that provides retail banks a single view of both transaction and customer information across all distribution channels. Each customer's history, preferences, recent transactions, and latest interactions with the bank, regardless of the channel used, are now accessible by bank personnel through a single application. The solution provides a single interface for service requests, contact management, product and service offers, referrals, and transactions. The first of its kind, the Siebel and Eontec solution is being sold and marketed jointly, worldwide.

Siebel Systems Introduces Performance-Driven Government with New Public Sector Solutions

Agencies successfully realizing "Performance-Driven Government" are delivering the highest levels of citizen service, achieving operational efficiency, and empowering employee productivity. Siebel Public Sector announced six new solutions—Citizen Response "311," Benefits Case Management for Human Services, Single View of the Taxpayer, Better Manage Revenues, Immigration Services, and Defense Personnel and Logistics Management—to enable governments to offer more responsive citizen service, while delivering the highest return on government IT programs.

Siebel Systems and Siebel Customers Receive Accolades

During the first quarter of 2004, Siebel Systems and its customers received industry honors from media and analysts including:

- *FORTUNE Magazine* named Siebel Systems as One of America's Most Admired Companies. *FORTUNE*'s 2004 Corporate Reputation Report named Siebel Systems among ten U.S. computer software companies to earn the distinction of being one of America's most admired companies.

- *Consumer Goods Technology* (*CGT*) *Magazine* provided top honors to Siebel Systems in the 2004 Best in Class Survey. Siebel Systems was rated first overall in trade promotion management for the third consecutive year, first overall in CRM for the second consecutive year, and first for customer experience in the newly created business intelligence category.

- *The Chief Marketing Officer (CMO) Advisory Service of IDC* selected Siebel Systems for a 2004 award recognizing excellence in best practices for effectively coordinating Siebel's marketing and sales efforts.

- *CRM Magazine* ranked Siebel Systems first in the 2004 Service Elite Award for Agent Facing/Universal Desktop Suite Leadership. Criteria for the award included capabilities in the following areas: computer telephony integration, interactive voice response, workforce management, workforce optimization, quality monitoring, Web self-service, and agent facing/universal desktop suite. Revenue and revenue growth (last four completed quarters ended September 30, 2003), market share, customer wins, and reputation for customer satisfaction were also included in the evaluation.

- *Government Technology Magazine* recognized New York City Mayor Michael Bloomberg as one of the "Top 25: Doers, Dreamers, and Drivers" for his vision in creating the world's largest 311 call center. The call center, which runs Siebel Public Sector Citizen Response solution, provides citizens with a single point of access to non-emergency services and information. Mayor Bloomberg was chosen because he implemented an innovative idea that improved citizen services and public safety—and did so with the cost-effectiveness demanded by current budget realities.

- *CRM Magazine* also recognized New York City's Siebel-based 311 call center with the 2004 Service Elite Award. CRM magazine recognized organizations that have made major strides in delivering on their service promises and have demonstrated with action, rather than words, that they put the customer at the center of their operations.

- *GreaterChinaCRM* recognized five Siebel customers with the Best CRM Practice in China 2003 Awards. HP China, Motorola, Shanghai GM, and Shanghai Roche, won the award for the second consecutive year, and China Mobile, the dominant mobile telecommunications operator in Mainland China, received the award for the first time.

About Siebel Systems

Siebel Systems, Inc. is a leading provider of business applications software, enabling corporations to sell to, market to, and serve customers across multiple channels and lines of business. With more than 4,000 customer deployments worldwide, Siebel Systems provides organizations with a proven set of industry-specific best practices, CRM applications, market-leading analytics products, and business processes, empowering them to consistently deliver superior customer experiences and establish more profitable customer relationships. Siebel Systems' sales and service facilities are located in more than 30 countries.

#   #   #

Investor Contact:
Terry Lee
Siebel Systems Investor Relations
(650) 295-5656
Investor.relations@siebel.com

Media Contact:
Jane Paolucci
Siebel Systems Public Relations
(650) 477-1334
jane.paolucci@siebel.com

[1] Leader Quadrant, "Magic Quadrant for CRM Field Service Management, 2004"; Leader Quadrant, "Magic Quadrant for CRM CSS Suites, 2004"; Leader Quadrant, "Magic Quadrant for CRM B2B Large-Enterprise Suites, 2004"; Leader Quadrant, "Magic Quadrant for CRM B2C Large-Enterprise Suites, 2004"; Leader Quadrant, "Magic Quadrant for CRM Sales Suite Vendors, 2004."

[2] Strong Positive Rating, "MarketScope: Customer Service Contact Center Software, 1H04"; Positive Rating, "MarketScope: Sales Configuration Systems, 1H04"; Positive Rating, "MarketScope: Partner Relationship Management, 1H04"; Positive Rating, "MarketScope: Consumer Goods Industry SFA, 1H04"; Positive Rating, "MarketScope: Direct Sales Technologies, 1H04"; Positive Rating, "MarketScope: E-Service Suites, 1H04."

The Magic Quadrant is copyrighted January and February 2004 by Gartner, Inc. and is reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the "Leaders" quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

The MarketScope is copyrighted January and February 2004 by Gartner, Inc. and is reused with permission. The MarketScope is an evaluation of a marketplace at and for a specific time period. It depicts Gartner's analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the MarketScope, and does not advise technology users to select only those vendors with the highest rating. The MarketScope is intended solely as a research tool. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Except for the historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties. The future operating results of Siebel Systems, Inc. may differ from the results forecasted in the forward-looking statements due to factors that include, but are not limited to, risks associated with financial, economic, political and other uncertainties, the business applications software market, the company's restructuring efforts, dependence on the Internet, new versions and new products and rapid technological change. Further information on potential factors that could affect the financial results of Siebel Systems, Inc. are included in its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and its other filings with the Securities and Exchange Commission, which are available at www.sec.gov. Siebel Systems assumes no obligation to update the information in this press release.

SIEBEL SYSTEMS, INC.

Consolidated Balance Sheets
(In thousands, except per share data)

	December 31, 2003		March 31, 2004	
Assets				
Current assets:				
Cash and cash equivalents	$	583,532	$	659,685
Short-term investments		1,439,674		1,473,242
Total cash, cash equivalents and short-term investments		2,023,206		2,132,927
Accounts receivable, net		259,834		231,097
Deferred income taxes		61,742		59,786
Prepaids and other		52,186		38,637
Total current assets		2,396,968		2,462,447
Property and equipment, net		157,391		131,016
Goodwill		140,957		144,795
Intangible assets, net		10,786		11,576
Other assets		48,892		47,060
Deferred income taxes		95,866		94,866
Total assets	$	2,850,860	$	2,891,760
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	18,907	$	13,570
Accrued expenses		333,270		303,080
Restructuring obligations		53,676		46,346
Deferred revenue		282,217		311,375
Total current liabilities		688,070		674,371
Restructuring obligations, less current portion		104,405		98,697
Other long-term liabilities, less current portion		8,159		6,478
Total liabilities		800,634		779,546
Stockholders' equity:				
Common stock; $0.001 par value; 2,000,000 shares authorized; 498,305 and 503,096 shares issued and outstanding, respectively		498		503
Additional paid-in capital		1,550,834		1,581,725
Deferred compensation		(1,479)		(1,235)
Accumulated other comprehensive income		58,650		57,846
Retained earnings		441,723		473,375
Total stockholders' equity		2,050,226		2,112,214
Total liabilities and stockholders' equity	$	2,850,860	$	2,891,760

SIEBEL SYSTEMS, INC.

Consolidated Statements of Operations
(In thousands, except per share data)

	Three Months Ended March 31,	
	2003	2004
Revenues:		
Software	$ 112,092	$ 126,799
Professional services, maintenance and other	220,663	202,488
Total revenues	332,755	329,287
Cost of revenues:		
Software	4,721	3,207
Professional services, maintenance and other	125,512	107,925
Total cost of revenues	130,233	111,132
Gross margin	202,522	218,155
Operating expenses:		
Product development	79,271	72,024
Sales and marketing	100,172	86,257
General and administrative	26,366	21,574
Restructuring and related expenses	-	598
Total operating expenses	205,809	180,453
Operating income (loss)	(3,287)	37,702
Other income, net	10,503	11,755
Income before income taxes	7,216	49,457
Income taxes	2,598	17,805
Net income	$ 4,618	$ 31,652
Diluted net income per share	$ 0.01	$ 0.06
Shares used in diluted share computation	511,391	546,401
Basic net income per share	$ 0.01	$ 0.06
Shares used in basic share computation	487,254	501,128

SIEBEL SYSTEMS, INC.

Condensed Consolidated Statements of Cash Flows
(In thousands)

	Three Months Ended March 31,	
	2003	2004
Cash flows from operating activities:		
Net income	$ 4,618	$ 31,652
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	41,982	33,383
Deferred income taxes	55	-
Tax benefit from exercise of stock options	-	1,500
Provision for doubtful accounts and sales returns	3,779	(1,000)
Other, net	(1,294)	(789)
Changes in operating assets and liabilities:		
Accounts receivable	37,338	30,234
Prepaids and other	7,959	14,305
Accounts payable and accrued expenses	(30,249)	(34,980)
Restructuring obligations	(15,300)	(13,641)
Deferred revenue	13,923	29,135
Net cash provided by operating activities	62,811	89,799
Cash flows from investing activities:		
Purchases of property and equipment	(9,255)	(225)
Purchases of short-term investments, net of sales	(55,951)	(30,939)
Other, net	(42)	(4,817)
Net cash used in investing activities	(65,248)	(35,981)
Cash flows from financing activities:		
Proceeds from issuance of common stock, net of repurchases	5,266	29,379
Repayments of capital lease obligations	(3,256)	(3,278)
Net cash provided by financing activities	2,010	26,101
Effect of exchange rate fluctuations	5,304	(3,766)
Change in cash and cash equivalents	4,877	76,153
Cash and cash equivalents, beginning of period	667,511	583,532
Cash and cash equivalents, end of period	$ 672,388	$ 659,685